UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transaction period from: ______ to ______.

Commission File Number: 1-12431

A.	Full title plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22, CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm

To the Audit Committee, 401(k) Plan Committee, the Plan Administrator and Plan participants of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2022

Kingston, NH

June 20, 2025

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets:
Investments, at fair value: (See note 7)
Unity Bancorp, Inc. common stock	$1,672,817	$1,167,681
Mutual funds	6,023,064	4,712,722
Common collective trusts	3,841,627	3,652,347
Pooled separate accounts	6,419,058	6,442,207
Investments, at contract value: (See note 8)
Guaranteed investment contract	3,321,501	3,865,421
Total investments	21,278,067	19,840,378
Contributions receivable	14,193	11,363
Notes receivable from participants	264,907	301,864
Net assets available for benefits	$21,557,167	$20,153,605

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

December 31, 2024

2024
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions	$1,414,722
Employee rollovers	23,207
Employer contributions	897,531
Total contributions	2,335,460
Investment income:
Net appreciation in fair value of investments	2,391,515
Interest and dividends	182,076
Net investment income	2,573,591
Interest income on notes receivable from participants	23,472
Total additions	4,932,523

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(3,499,444)
Administrative expenses	(29,517)
Total deductions	(3,528,961)
Net increase	1,403,562

Net assets available for benefits:
Balance, beginning of year	20,153,605
Balance, end of year	$21,557,167

See accompanying notes to financial statements.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2024 and 2023

1.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the “Plan”) is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in October of 1995 and is administered by Unity Bank (the “Bank”, the “Company” or the “Employer”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or Unity Bancorp, Inc Common Stock at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. From January 1, 2024 through February 29, 2024, eligible participants can begin making contributions immediately after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled at 3% in the Plan unless an opt out election is made. On March 1, 2024, the plan was amended so that eligible participants can begin making contributions on the first of the month following employment commencement, instead of the previously three months of employment. The participant’s pre-tax elective deferrals will increase 1% per year up to a maximum of 6% of Plan compensation unless the participant has made a qualifying deferral election. Participants have the ability to elect Roth and/or after-tax contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions immediately when they have completed three months of service, as defined. The three month service requirement was removed on March 1, 2024. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions). The Bank made no discretionary employer contributions during the year ending December 31, 2024.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2024 and 2023, the plan expense account was not material. Forfeited non-vested accounts amount to approximately $9 thousand at December 31, 2024 and 2023, respectively. No forfeitures were used to reduce Bank contribution for the year ended December 31, 2024.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer safe harbor matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period. After the end of each Plan year, a match true-up contribution will be made to each participant which represents the excess, if any of (1) 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participants' contributions for the next 2% of eligible compensation and (2) actual matching contributions made during the year.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

Participants may be eligible for other types of distributions, including hardship distributions, partial withdrawals and installments.

Prohibited Transactions

During the year ended December 31, 2024 the Company failed to deposit $52 thousand of participant deferrals and repayments on notes receivable timely to the Plan. The United States Department of Labor considers late deposits to be prohibited transactions. These transactions were corrected and participants were made whole in 2025.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for benefits and the changes in those net assets. The Plan is subject to the provisions of ERISA, as amended.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the fully benefit-responsive investment contact, which is reported at contact value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Contributions

Contributions from Plan participants and Company contributions are recorded in the year in which the participant contributions are withheld from compensation.

Subsequent Events

The Plan has evaluated all events or transactions that occurred through the date the Company issued these financial statements. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

●	The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months. Loans are limited to one per participant.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0%, which was 8.50%, at December 31, 2024. The loans are secured by the balance in the participant’s account. Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Party in Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Included within the Plan's investment options is stock of Unity Bancorp, Inc. Accordingly, transactions of these shares and loans to participants qualify as party-in-interest transactions.

Certain Plan investments are shares of registered investment companies managed by Empower Trust Company, LLC, who is the Plan's record keeper. Additionally, the guaranteed investment contract and pooled separate accounts are managed by Empower Annuity Insurance Company.

6.	Tax Status

The Company adopted a Cycle 3 pre-approved document of Empower Retirement LLC. The IRS has determined and informed Empower by a letter dated September 16, 2022, that the pre-approved document is designed and qualified under Section 401 of the Internal Revenue Code and is therefore not subject to tax under current income tax law. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Fair Value Measurement

The plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the plan’s assets and liabilities that are measured at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the plan uses various methods including market, income and cost approaches. Based on these approaches, the plan often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs

●	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury, U.S. Government and sponsored entity agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●	Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (i.e., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”
●	Generally, this includes U.S. Government and sponsored entity mortgage-backed securities, corporate debt securities and derivative contracts.

Level 3 Inputs

●	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.
●	These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.

Unity Bancorp, Inc. stock:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close. The market price is a readily determinable fair value.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts

Common collective trusts are measured at the net asset value (“NAV”) of the underlying investments, and as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in the following table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Pooled separate accounts

Pooled separate accounts are measured at the net asset value (“NAV”) of the underlying investments, and as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in the following table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and December 31, 2023:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. common stock	$1,672,817	$-	$-	$1,672,817
Mutual funds	6,023,064	-	-	6,023,064
Common collective trusts, at net asset value*	-	-	-	3,841,627
Pooled separate accounts, at net asset value*	-	-	-	6,419,058
Total investments at fair value	$7,695,881	$-	$-	$17,956,566

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. common stock	$1,167,681	$-	$-	$1,167,681
Mutual funds	4,712,722	-	-	4,712,722
Common collective trusts, at net asset value*	-	-	-	3,652,347
Pooled separate accounts, at net asset value*	-	-	-	6,442,207
Total investments at fair value	$5,880,403	$-	$-	$15,974,957

* In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Pooled separate accounts can be redeemed daily for participants, but the Plan may be subject to 30-day notice. Common collective trusts can be redeemed daily. The pooled separate accounts and common collective trusts have no unfunded commitments.

8.	Guaranteed Investment Contract with Empower (formerly known as Prudential Financial).

In 2022, the Plan entered into a fully benefit-responsive guaranteed investment contract with Empower Trust Company, LLC (“Empower”). Empower maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.5 percent. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

9.	Risks and Uncertainties

Plan investments are made in a variety of investments that are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with each investment and the level of uncertainty related to changes in the values of these investments, it is possible that the changes could materially impact participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

EIN: 22-3110915 Plan No. 001

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2024

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ☑	Contributions not Corrected (1) (2)	Contributions Corrected Outside of Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
$ 51,698	$ 51,698	$ -	$ -	$ -

(1)	Represents delinquent participant contributions throughout 2024.
(2)	Lost earnings deposits have been funded to the Plan in 2025.

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

EIN: 22-3110915 Plan No. 001

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2024

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Collateral, Par, or Maturity Value (c)	Cost (d)		Current Value (e)

*	Unity Bancorp, Inc.	Common Stock	$	**	$1,672,817

	Fidelity Intl Idx	Mutual Fund		**	3,899,289
	Fidelity 500 Index Fund	Mutual Fund		**	1,141,843
	Fidelity Mid Cap Index	Mutual Fund		**	483,752
	Fidelity Small Cap Index	Mutual Fund		**	360,250
	JPMorgan Inc Fd Class R6	Mutual Fund		**	9,108
	Pimco Comrealret Strat I	Mutual Fund		**	25,916
	Brdywngbl Gbl Opp Bond Is	Mutual Fund		**	15,422
	Blackrock Lifepath 2035 K	Mutual Fund		**	6,560
	Blackrock Lifepath 2040 K	Mutual Fund		**	771
	Blackrock Lifepath 2045 K	Mutual Fund		**	3,485
	Blackrock Lifepath 2050 K	Mutual Fund		**	20,975
	Blackrock Lifepath Index Retirement K	Mutual Fund		**	117
	DFA Emerging Markets Core Equity I	Mutual Fund		**	26,634
	DFA US Targeted Value I	Mutual Fund		**	13,505
	Fidelity Inflation Protected Bond Index	Mutual Fund		**	1,694
	Ishares US Aggregate Bond Index K	Mutual Fund		**	13,743

*	Guaranteed Income Fund	Guaranteed investment contract		**	3,321,501	***

*	Pru Long Corp Bond - Isp	Pooled Separate account		**	2,334,448
*	Lcg/Jennison Fund	Pooled Separate account		**	2,301,422
*	Am Cent Mid Cap Value	Pooled Separate account		**	1,783,188

	Large Cap Value Fund CL R1	Common Collective Trust		**	2,493,665
	Putnam Small Cap Growth Trust Class R	Common Collective Trust		**	1,302,719
	Mid Cap Growth Fund R1	Common Collective Trust		**	12,046
	PGIM Select Real Estate Fund CIT Class R	Common Collective Trust		**	33,197

*	Participant Loans	Various Terms, 4.25% - 9.50%		-	264,907
				$-	$21,542,974

*	A party-in-interest as defined by ERISA.
**	Not applicable for participant-directed investments.
***	Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 20, 2025

By:

/s/ George Boyan

George Boyan

Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm